OMB APPROVAL
OMB Number: 3235-0167 Expires: January 31, 2008 Estimated average burden hours per response . . . . 1.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

Commission File Number:  333-146243

MIDWEST BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

101 East A Street, Wellston, Ohio  45692 (740) 384-2146

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock without par value

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:  85

Pursuant to the requirements of the Securities and Exchange Act of 1934 Midwest Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 28, 2007

By:      /s/Michael G. Dailey

Counsel for Midwest Bancshares, Inc.